U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 21, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

PERDIGAO S.A.

By:____________________
Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	First Quarter 2002 Presentation to ABAMEC, May 9, 2002

Exhibit 1

First Quarter 2002 Presentation to ABAMEC, May 9, 2002

Av. Escola Politécnica, 760 - Jaguaré - 05350-901 - São Paulo/SP - Brazil
Tel (5511) 3718-5465 / 5301 / 5306 Fax (5511) 3718-5297
www.perdigao.com.br
acoes@perdigao.com.br



First Quarter 2002

01

Highlights

Annual Average Growth (1994/2001)

In millions of Brazilian Reais	
Gross Sales	29%
Net Income	46%
EBITDA	47%
Market Value	15%

In volumes	
Meats	14%

Highlights

In millions of Brazilian Reais

	1Q 2002	% Net Sales	1Q 2001	% Net Sales	Ch.%
Gross Sales	714.1	114.8	558.1	117.2	28.0
Exports	248.6	40.0	168.8	35.4	47.3
Gross Profit	174.6	28.1	124.6	26.1	40.2
Income Before Financial Expenses	50.2	8.1	37.2	7.8	34.9
Net Income	18.1	2.9	8.9	1.9	104.7
EBITDA	68.7	11.0	52.0	10.9	32.3
Meats (Thousand Tons)	202.1		172.7		17.0
Investments	26.7		60.9		(56.2)
Market Value	714.4		669.8		6.7
Book Value	685.5		563.8		21.6



Pra Sobremesa, PIZZA!
PERDIGÃO
Apreciatta
PIZZA DOCE BRIGADEIRO
Pizzas Doces Apreciatta.
A pizza com o melhor
da sobremesa.
PERDIGÃO

Perdigão's advertising

Design: The Media Group



Market Performance — Page [illegible]
The Company — Page [illegible]
Expansion Projects — Page 20
Perdigão's Performance — Page 28

Second largest producer of poultry and pork meats in Brazil
Well-known brand name with strong market share
Strategically positioned to profit from growing consumer demand
Low cost vertically integrated production structure
Nationwide distribution system
Financial strength
Capacity to follow changes in tastes and lifestyles

HARMONIC GROWTH STRATEGY

Brand Name
Market-Share
Production Capacity
Productivity/Technology
International Competitiveness
Profit

PERDIGÃO

02

Market Performance



With the goal of minimizing this exposure to commodities, we have sought to improve margins through investments in production, technology and innovation, expand the portfolio of our products and broaden market scope.



World Poultry Panorama*

Production
In million tons


2002***
2001**
China
5.4
5.2
Brazil
7.2
6.7
EU
8.8
8.6
USA
16.9
16.5
World
50.9
49.2

Imports
In million tons


2002***
2001**
Japan
0.72
0.71
China
0.90
0.90
Russia
1.52
1.44
World
5.37
5.18

Exports
In million tons


2002***
2001**
Thailand
0.47
0.42
China
0.51
0.49
EU
0.99
1.03
Brazil
1.50
1.34
USA
3.11
3.03
World
6.98
6.68

* USDA data includes chicken, special poultry and turkey
** Preliminary Data
*** Estimate
Source: USDA - Mar/02

World Pork Panorama

Production

In million tons


2002**
2001*
Brazil
2.3
2.2
USA
8.7
8.7
EU
17.8
17.6
China
43.2
42.4
World
85.2
83.7

Imports

In million tons


2002**
2001*
USA
0.44
0.43
Russia
0.63
0.55
Japan
1.07
1.07
World
3.30
3.14

Exports

In million tons


2002**
2001*
China
0.13
0.14
Brazil
0.37
0.34
USA
0.67
0.71
Canada
0.75
0.73
EU
1.33
1.24
World
3.72
3.57

* Preliminary Data
** Estimate
Source: USDA - Mar/02

World: Meat "per capita" consumption

(kg/year) - 2001*

	Poultry	Pork	Beef	Total
Hong Kong	57.3	64.4	13.4	135.1
United States	49.6	31.2	43.5	124.3
Spain	26.7	66.2	12.9	105.8
Denmark	N.A.	76.3	23.4	99.7
Argentina	24.6	N.A.	69.3	93.9
France	26.2	38.2	19.4	83.8
Germany	15.7	56.8	11.1	83.6
Italy	19.2	39.6	20.2	79.0
Brazil	30.8	11.3	36.8	78.9
United Kingdom	28.7	24.3	21.0	74.0
Mexico	23.6	11.9	23.3	58.8
China	9.7	34.4	4.4	48.5
Japan	13.8	17.5	12.0	43.3
Russia	11.8	12.7	15.3	39.8

* March 2002 preliminary data

Source: USDA

APINCO - Brazilian Association of Broiler Day-old Chick Raises

ABIPECS - Brazilian Pork Meat Industry and Exporter Association

FNP - Cattle Raising Consultants

Brazil: Evolution of meat "per capita" consumption

kg / year


Beef
Poultry
Pork
45
40
35
30
25
20
15
10
5
0
35.6 36.5 36.8
28.5 29.9 30.8
10.7 10.9 11.3
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Source: Abef/Abipecs/FNP

Poultry Meat Performance

	2000	2001*	2002**	Ch. % 2002/2001
Broiler Parents (million heads)	27.5	28.6	31.4	9.8
Broiler Day-old Chicks (million heads)	3,254	3,473	3,800	9.4
Production (thousand tons)	5,720	6,563	7,200	9.7
Exports (thousand tons)	900	1,249	1,400	12.1
Domestic Consumption (thousand tons)	4,820	5,317	5,800	9.1
"Per Capita" Consumption (Kg/year)	29.9	30.8	33.2	7.8

* Preliminary Data
** APINCO Estimates
Source: APINCO / ABEF

Perdigão

	2000	2001
Production (thousand tons)	387.3	450.6
% of Brazil	6.8	6.9
Exports (thousand tons)	225.0	289.7
% of Brazil	25.0	23.2

Pork Industry Performance

	2000	2001*	2002**	Ch. % 2002/2001
Slaughter (in million heads)	24.9	26.5	27.8	4.9
Production (thousand tons)	1,967	2,216	2,363	6.6
Exports (thousand tons)	127	265	350	32.1
Imports (thousand tons)	1	1	1	0
"Per Capita" Consumption (kg/year)	10.9	11.3	11.5	1.8

* Preliminary Data
** ABIPECS Estimates
Source: ABIPECS

Perdigão

	2000	2001
Production (thousand tons)	297.0	365.7
% of Brazil	15.1	16.5
Exports (thousand tons)	19.5	49.2
% of Brazil	15.3	18.6

Brazilian Beef, Poultry and Pork Exports

Thousand Tons


2,500
2,000
1,500
1,000
500
0
265
1,249
789
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Beef
Poultry
Pork

Source: Abef/Abipecs/FNP

Brazilian Poultry Exports - Destination

Thousand Tons


500
400
300
200
100
0
Middle East
Asia
Europe
Russia
Africa
Mercosur
Others

2001
2000

Total 2000: 907 thousand tons
US$ 806 thousand

Total 2001: 1,249 thousand tons
US$ 1,291 thousand

Source: Abef/Secex/Decex

Brazilian Pork Exports - Destination

Thousand Tons


160
140
120
100
80
60
40
20
0
Russia
Hong Kong
Argentina
Uruguay
Others

2001
2000

Total 2000: 128 thousand tons
US$ 172 thousand

Total 2001: 265 thousand tons
US$ 359 thousand

Source: Abipecs/Secex/Decex

Corn - Wholesale Price Evolution

(R$/sack - Paraná state)


14
12
10
8
6
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2000
2001
2002

Source: FNP

Soybean - Wholesale Price Evolution

(R$/sack - Paraná state)


32
28
24
20
16
12
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2000
2001
2002

Source: FNP

Balance of Supply and Demand - Corn

Millions of Tons

	1999/2000	2000/2001	2001/2002*
Inventory beginning balance	2.39	1.32	1.62
Production	31.64	41.54	37.91
Imports	1.77	0.63	0.60
Consumption	34.48	36.24	36.96
Exports	-	5.63	2.00
Closing Inventory	1.32	1.62	1.17

Source: CONAB - National Council of Supply
* 3rd estimate of crop (March, 2002)

Balance of Supply and Demand - Soybean

Millions of Tons

	1999/2000	2000/2001	2001/2002*
Inventory beginning balance	2.35	2.56	1.17
Production	32.34	37.22	41.54
Imports	0.81	0.70	0.45
Consumption	21.42	23.63	25.00
Exports	11.52	15.68	18.00
Closing Inventory	2.56	1.17	0.16

Source: CONAB
* 3rd estimate of crop (March, 2002)

Specialty Meats Consumption

In volumes (%)

YTD 2002


Others
2.0%
Salami
2.5%
Ham
15.3%
Bologna
sausage
17.8%
Sausage
39.3%
Frankfurter
23.1%

YTD 2001


Others
2.0%
Salami
2.7%
Ham
18.1%
Bologna
sausage
18.0%
Sausage
36.9%
Frankfurter
22.3

Change

YTD 2001 / 2002	5.2%
2001 / 2000	1.1%
Annual Average Growth	
2001 / 1994	10.6%

Source: AC Nielsen
YTD: Jan-Feb

Market Share - Specialty Meats (%)


30
20
10
0
25.0
26.7
27.5
25.5
24.4
24.9
24.4
24.4
25.4
16.4
16.4
18.4
19.3
21.7
22.8
23.6
23.9
21.8
8.0
9.5
9.6
9.4
8.3
6.6
8.3
9.6
9.2
1994
1995
1996
1997
1998
1999
2000
2001
YTD. 2002
Perdigão
Sadia
Seara

Perdigão - Consolidating Batavo since 2000
Sadia - Consolidating Rezende since 1999

Frozen Meats Consumption

In Volumes (%)

YTD 2002



Others
13.3%
Cuts
9.1%
Hamburgers
39.9%
Nuggets
28.6%
Meatballs
4.1%
Medallions
0.4%
Kibes
4.6%

YTD 2001



Cuts
4.1%
Others
11.8%
Nuggets
26.9%
Hamburgers
45.3%
Medallions
1.0%
Kibes
5.4%
Meatballs
5.5%

Change

YTD 2001 / 2002	25.5%
2001 / 2000	21.3%
Annual Average Growth	
2001 / 1995	12.1%

Source: AC Nielsen
YTD: Dec - Mar

Market Share - Frozen Meats (%)



60
50
40
30
20
10
0
53.1
48.6
47.8
48.0
47.9
51.5
47.9
43.0
38.7
37.7
30.3
31.1
31.3
31.1
31.8
31.6
25.5
13.6
15.1
9.3
8.8
6.6
10.1
9.1
13.0
9.0
9.0
7.8
7.2
7.0
7.0
4.6
6.8
5.4
6.4
5.6
7.2
5.5
6.9
5.8
1994
1995
1996
1997
1998
1999
2000
2001
YTD 2002
Feb / Mar 2002
Perdigão
Sadia
Seara
Da Granja

Perdigão - Consolidating Batavo since 2000
Sadia - Consolidating Rezende since 1999



Pasta Consumption

In volumes (%)

Average Growth


60
50
40
30
20
10
0
-10
58
29
-3.0
YTD
2002 / 2001
2001 / 2000
Annual
2001 / 1997
Source: AC Nielsen
YTD = Dec-Mar

Market Share - Pasta (%)


100
90
80
70
60
50
40
30
20
10
0
95.6
78.9
62.3
58.3
56.4
54.7
31.9
32.0
36.6
38.5
15.8
2.1
2.7
2.7
3.5
1.1
0.8
0.0
Perdigão
Sadia
Nestlé
1998
1999
2000
2001
YTD
2002
Feb / Mar
2002

Perdigão - Consolidating Batavo since 2000
Sadia - Consolidating Rezende since 1999



03

The Company



EBITDA rose 32.3% to R$ 68.7 million, while net income reached R$ 18.1 million, some 104.7% higher than in the first quarter of 2001.

Productive/Commercial Structure

Meat Industrial Units	13
Soybean Industrial Units	2
Feed Plants	7
Hatcheries	14
Poultry Outgrowers	3,865
Hog Outgrowers	2,224
Employees	23,275
Distribution Centers	20
Outsourced Distributors	10
Activities Abroad	4
Active Domestic Customers	60,500
Active International Customers	289
Raw-material Purchasing Branches	27

Technology Center - Videira - Santa Catarina state.



Corporate Structure


PERDIGÃO S.A.
100%
100%
PERDIGÃO AGROINDUSTRIAL S.A.
PERDIGÃO OVERSEAS S.A.
50%
BRF TRADING S.A.

Shareholders' Composition


ADR's (NYSE) 1.2%
Bradesco Companies 6.6%
Previ 15.3%
Foreign Investors 14.3%
Petros 9.3%
Treasury Shares 0.3%
Sistel 6.5%
Domestic Investors 18.8%
BNDES-FAPES 9.5%
WEG 7.5%
Previ-Banerj 1.5%
Valia 4.1%
Telos 1.5%
Real Grandeza 3.5%

Capital Stock (In thousands of Brazilian Reais)	415,433
Common (In shares)	15,471,957
Preferred (In shares)	29,180,427
Total (In shares)	**44,652,384**

Date: 03.31.02

PRGA
BOVESPA
Bolsa de Valores de São Paulo

PDA
LISTED
NYSE

COMPANHIA
NÍVEL 1
MERCADO
BOVESPA - BRASIL

Corporate Governance

- **Joint Shareholder Control** - Represented by 8 pension funds that are parties to the Shareholders' Agreement;
- **Board of Directors** - Comprised of 7 members. The Chairman is not a party to the current controlling Shareholders' Agreement. All members act externally to the Company and meet on a monthly basis;
- **Audit Committee - Permanent** - Comprised of three representatives of the controlling, one of the minority and one of the preferred sharholders. They hold monthly meetings and, when necessary, make decisions jointly with the Board of Directors;
- **Executive Officers** - Comprised only of market professionals;
- **Shareholders' Meeting** - Systematically held with attendance of around 90% of voting capital representatives and representation of 65% of total capital on average;
- **Consolidation and Auditing** - All wholly-owned subsidiaries have their results consolidated into Perdigão S.A. and are audited by the same internationally recognized company, which is responsible for the follow-up of the Company's accounts;
- **Relationship with Investors:**
  - Tailor-made attendance to investors and analysts;
  - Abamec meetings throughout the country;
  - Quarterly Conference calls;
  - National and international Road shows;
  - Field trips to industrial units and distribution centers;
  - Transparent, ongoing, comprehensive, uniform and online information to investors and analysts in the country and abroad, through official organizations - CVM, Bovespa, Abamecs, SEC, NYSE - news agencies, e-mails, internet, and others, in Portuguese and English.

International Competitiveness


ESCOLHA SAUDÁVEL

Distribution Centers

Bauru SP
Belo Horizonte MG
Brasília DF
Campinas SP
Cascavel PR
Cubatão SP
Curitiba PR
Florianópolis SC
Fortaleza CE
Manaus AM
São José dos Pinhais PR
Porto Alegre RS
Recife PE
Rio de Janeiro RJ
Rio Verde GO
Salvador BA
São Paulo SP
Serafina Corrêa RS
Videira SC
Vitória ES

Outsourced Distributors

Apucarana PR
Belém PA
Campos dos Goytacazes RJ
Cuiabá MT
Juiz de Fora MG
Nova Friburgo RJ
Porto Velho RO
Presidente Epitácio SP
Rio Branco AC
Vilhena RO

Industrial Units

Capinzal SC	2
Carambeí PR	1
Herval D'Oeste SC	1
Lages SC	1
Marau RS	3
Rio Verde GO	1
Salto Veloso SC	1
Serafina Corrêa RS	1
Videira SC	2


BORELLA
Sulina
CHESTER
BORELLA

Countries to where Perdigão exports

Albania
Argentina
Austria
Bahrain
Belgium
Canary Islands
Caribe
Czech Republic
England
Finland
France
Germany
Gibraltar
Granada
Greece
Haiti
Hong Kong
Iemen
Indonesia
Ireland
Italy
Japan
Kosovo
Kuwait
Macedonia
Maldives
Mauritius
Netherlands
Netherlands Antilles
Oman
Paraguay
Philippines
Poland
Portugal
Qatar
Romania
Saudi Arabia
Singapore
Spain
Sweden
Switzerland
United Arabia Emirated
United Kingdom
Uruguay

BRF International

Angola
Armenia
Congo
Cuba
Dominican Republic
Egypt
Gabon
Gambia
Georgia
Iran
Iraq
Jordan
Lethonia
Liberia
Morocco
Russia
Senegal
Somalia
South Africa
Tanzania
Turkey
Ukraine
Uzbekistan

Activities Abroad

Bologna (Distribution Center)
Dubai
London
Netherlands

04

Expansion Projects



Most of the Company's growth in 2002 will be generated by Rio Verde Agroindustrial Complex, in Goiás State.

Increase of Production Capacity

Investments

In millions of Brazilian Reais


55
124
81
5
18
58
133
39
59
35
190
130
60
216
29
154
33
131
28
42
61
160
40
120
1995
1996
1997
1998
1999
2000
2001
2002

Optimization Project	New Projects	Agroindustrial Complex - Rio Verde - Goiás state	Frigorífico Batávia S.A.	Total
R$ 272 milion	R$ 351 million	R$ 410 million	R$ 57 million	R$ 1,090 million

Capacity	1994	2000	2001	2002	2003	Ch. % 2000/03
Poultry Slaughter (thousand heads/week)	2,715	6,540	7,119	8,200	9,000	38
Hog Slaughter (thousand heads/week)	22	44	50	57	64	45
Poultry Meats (thousand tons/year)	162	409	440	520	570	39
Pork Meats (thousand tons/year)	159	306	350	400	450	47
Total Meats (thousand tons/year)	321	715	790	920	1,020	43

Agroindustrial Complex

(Rio Verde - Goiás state)

- Poultry Slaughterhouse
- Hog Slaughterhouse
- Meat Processing
- Pasta Processing
- Hatchery
- Feed Mill
- Support Infrastructure
- Offal Rendering Unit
- Capacity:
  - 260,000 tons meat/year
- Employees: up 3,000
- Government Support
  - Financing of 70% of ICMS (value-added tax) for 20 years.
  - Municipal Real Estate Tax (IPTU) and Services Tax (ISS) for 15 years.
  - Location and Operation Tax exemption for 15 years.

Agroindustrial Complex - Rio Verde, Goiás state





BRF International Foods

- Partnership with Sadia to act in non-consolidated export markets of both Companies, such as Russia, Euro-Asia countries, Egypt, South Africa, Angola, Cuba, the Dominican Republic, Iran, Jordan and Iraq.
- Start of Operations: October/2001.
- Headquarters: São Paulo, São Paulo state
- Action: Developing own brands and new products, according to demand and specifics of each country;
- Sales estimate approximately US$ 150 million, in the first year, exporting poultry and pork meats. The goal is to reach US$ 500 million by 2006.

New Projects

International Competitiveness

Activities Abroad

- Perdigão UK - London
- Perdigão Netherlands
- Bologna- Italy (distribution center)
- Dubai - United Arabia Emirated

Hatcheries

(Videira - Santa Catarina state)

The first module operates with capacity to hatch 4.3 million eggs monthly and the second module will be operating in August'2002. In 2004, when its last phase will be completed, this hatchery will be the Company's largest, with capacity of 13 million eggs per month.

(Marau - Rio Grande do Sul state)

Reconstructed the hatchery with capacity of 1 million eggs per month.



Distribution Center - Campinas, São Paulo state.

Logistic

Campinas Distribution Center - São Paulo state

- Investment: approximately R$ 35 million;
- Location: Property size: 40,000 m2;
  - Constructed Area: 15,000 m2;
  - Construction in 3 modules - 2001/2003 - 1st module operating since November'2001
  - Capacity: approximately 13,000 tons of products - 4,300 tons per module.
  - Operation adopting the Multi-branch concept.

Products Launched in 2002

Perdigão

Apreciatta Line	Pizza with Chocolate Topping Pizza with Banana and Cinnamon Topping Pizza with Guava Paste and Cheese Topping Pizza Margherita
Chester Line	Chester Pizza Fiorentina Chester Breast
Light & Elegant Line	Turkey Pizza
Toque de Sabor Line	Romanesca Ravioli Primavera Chicken Penne with Four Cheeses


Apreciatta
Apreciatta
Apreciatta
Pizza
CHESTER

Products Launched in 2002

Batavo

Evidence Line	Chicken Breast stuffed with ham and cheese Maxi Chicken
Freski Line	Freski Snacks
Breaded	"Franguitos" Traditional Chicken Friends Chicken Friends stuffed with cheese
Ready-to-eat Dishes	Lasagna in Tomato sauce


CHICKEN
CHICKEN
FRANGUITOS

Commercial Strategy

Investments In Marketing

In millions of Brazilian Reais


17
23
31
39
39
41
1996
1997
1998
1999
2000
2001

New Products


24
41
35
24
39
48
15
33
40
5
35
42
12
30
1995
1996
1997
1998
1999
2000
2001
2002*
Perdigão
Batavo

* Estimate

Channels of Distribution

In volumes

YTD Mar'2002


Wholesale
11.8%
Institutional
8.0%
Small Stores
16.8%
Supermarket
63.4%

YTD Mar'2001


Wholesale
14.3%
Institutional
8.3%
Small Stores
15.4%
Supermarket
62.0%

05

Perdigão´s Performance



PERDIZ

In the first quarter 2002, net sales increased 30.6% to R$ 622 million, due to the results of the good performance with value-added sales in the domestic market and exports, which represented 40% of this total.

Production

	1Q 2002	1Q 2001	Ch. %
Poultry Slaughter (millions of heads)	94.6	85.2	11.0
Hog Slaughter (thousand heads)	687.1	556.4	23.5
Poultry Meats (thousand tons)	121.4	99.4	22.1
Pork / Beef Meats (thousand tons)	101.5	81.7	24.3
Other processed products (thousand tons)	3.5	2.4	44.9
Feed and Premix (thousand tons)	576.2	474.3	21.5
One-day chicks (millions of units)	100.3	90.2	11.2
Soybean Crushing (thousand tons)	121.8	124.4	(2.1)
Refined oil (thousand tons)	21.3	18.8	13.0
Deggummed oil (thousand tons)	22.7	23.0	(1.3)

Sales

Domestic Market	Tons (thousands)			Sales (R$ million)		
	1Q 2002	1Q 2001	Ch. %	1Q 2002	1Q 2001	Ch. %
In Natura	16.8	24.0	(29.9)	44.2	52.2	(15.4)
Poultry	12.5	18.9	(33.8)	34.8	41.9	(16.9)
Pork/Beef	4.3	5.1	(15.1)	9.4	10.3	(9.2)
Elaborated/Processed	97.7	82.6	18.2	327.7	261.9	25.1
Total Meats	**114.5**	**106.6**	**7.4**	**371.8**	**314.1**	**18.4**
Soybean	50.7	57.7	(12.1)	45.4	39.5	14.8
Other processed	4.7	4.7	(0.2)	27.6	23.7	16.6
Others	-	-	-	20.7	12.1	72.0
Total	**169.9**	**169.1**	**0.5**	**465.6**	**389.3**	**19.6**
Total Elaborated/Processed	102.4	87.4	17.2	355.3	285.6	24.4

Exports	Tons (thousands)			Sales (R$ million)		
	1Q 2002	1Q 2001	Ch. %	1Q 2002	1Q 2001	Ch. %
In Natura	76.5	54.8	39.5	199.9	120.8	65.5
Poultry	62.8	48.8	28.5	158.4	103.3	53.3
Pork/Beef	13.7	6.0	128.2	41.5	17.5	137.1
Elaborated/Processed	11.1	11.2	(0.8)	48.6	47.9	1.4
Total Meats	**87.6**	**66.1**	**32.6**	**248.4**	**168.7**	**47.3**
Soybean	0.015	0.015	-	0.022	0.038	(42.1)
Other processed	0.021	0.003	600.0	0.091	0.014	550.0
Total	**87.7**	**66.1**	**32.7**	**248.6**	**168.8**	**47.3**
Total Elaborated/Processed	11.1	11.2	(0.7)	48.7	47.9	1.5

Total Sales	Tons (thousands)			Sales (R$ million)		
	1Q 2002	1Q 2001	Ch. %	1Q 2002	1Q 2001	Ch. %
Meats	202.1	172.7	17.0	620.3	482.8	28.5
Other processed	4.7	4.7	0.2	27.7	23.7	17.0
Soybean/Others	50.8	57.7	(12.1)	66.1	51.6	28.2
Total	**257.6**	**235.1**	**9.5**	**714.1**	**558.1**	**28.0**
Total Elaborated/Processed	**113.5**	**98.6**	**15.2**	**404.0**	**333.5**	**21.1**

Breakdown of Net Sales

	Net Sales (%)	
	1Q 2002	1Q 2001
Pork/Beef - Domestic Market	32.2	33.7
Elaborated/Processed	30.9	31.9
Cuts	1.3	1.8
Pork/Beef - Exports	6.8	4.1
Elaborated/Processed	0.1	0.4
Cuts	6.7	3.7
Total Pork/Beef	**39.0**	**37.8**
Poultry - Domestic Market	15.1	17.6
Elaborated/Processed	10.2	10.0
Cuts	4.7	7.2
Whole Chicken	0.2	0.4
Poultry - Exports	33.1	31.3
Elaborated/Processed	7.7	9.6
Cuts	16.6	10.2
Whole Chicken	8.8	11.5
Total Poultry	**48.2**	**48.9**
Others	12.8	13.3
Soybean/Others	9.5	9.6
Other Processed Products	3.3	3.7
Total	**100.0**	**100.0**
Total Elaborated/Processed	**52.2**	**55.6**

Exports by Region

	% Volumes		% Net Sales	
	1Q 2002	1Q 2001	1Q 2002	1Q 2001
Middle East	22.1	29.3	17.6	26.9
Far East	32.6	35.5	36.2	27.7
Europe	22.3	26.3	27.3	36.7
Non-consolidated Markets*	21.4	6.1	17.6	6.0
Other Countries	1.6	2.8	1.3	2.7
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Acting of BRF International Foods

Debt Profile

In millions of Brazilian Reais

	03.31.2002		
Type of Credit Line	**Short Term**	**Long Term**	**Total**
Debt in Foreign Currency			
ACC / Advances on Exports	241.8	262.8	504.6
Import. Financ.	10.5	1.0	11.5
I.F.C.	15.2	25.4	40.6
Resolution 2770	23.3	0.0	23.3
Others	4.4	12.7	17.1
Sub Total	**295.2**	**301.9**	**597.1**
Debt In Local Currency			
Working Capital Loans	86.4	0.0	86.4
POC / FINEM (BNDES)	47.5	168.6	216.1
Exim - BNDES	131.3	43.6	174.9
Debentures (BNDES)	10.5	74.6	85.1
Others	1.7	52.2	53.9
Sub Total	**277.4**	**339.0**	**616.4**
Gross Debt	**572.6**	**640.9**	**1,213.5**
Cash Investments			
Cash Investments in US$	186.1	267.3	453.4
Cash Investments in R$	128.5	11.9	140.4
Total Investments	**314.6**	**279.2**	**593.8**
Net Debt	**258.0**	**361.7**	**619.7**

The Company has R$ 153.8 million in ACE - Exports Pre-payments and NPR - Rural Promissory Notes.
Net Debt Average Maturity: 2 Years and 10 Months.

Cash Flow

In millions of Brazilian Reais

	1Q 2002	1Q 2001
Resources from Operations	**38.0**	**24.4**
Income in the period	18.1	8.9
Depreciation, amortization and depletion	18.6	14.8
Others	1.3	0.7
Changes in Current Accounts	**(47.9)**	**49.2**
Operational Activities Flow	**(9.9)**	**73.6**
Investments Flow	**98.1**	**(71.7)**
Financial Activities Flow	**(89.4)**	**(8.9)**
Net Increase (decrease) in cash	**(1.2)**	**(7.0)**
Cash	(1.2)	(7.0)



Added Value

The added value was R$ 204.6 millions, an increase of 24.1% YTD.

YTD 2002


Retention
6.2%
Dividends
2.7%
Manag/Employees Profit Sharing
0.7%
Interest
9.0%
Taxes
38.3%
Human Resources
43.1%

EBITDA

In millions of Brazilian Reais


25
67
29
52
68
1Q 98
1Q 99
1Q 00
1Q 01
1Q 02



Consolidated Financial Statements

In millions of Brazilian Reais

	1Q 2002	% Net Sales	1Q 2001	% Net Sales	Ch. %
Gross Sales	**714.1**	114.8	**558.1**	**117.2**	28.0
Domestic Sales	465.6	74.9	389.3	81.7	19.6
Exports	248.6	40.0	168.8	35.4	47.3
Sales Returns	(92.2)	(14.8)	(81.7)	(17.2)	12.8
Net Sales	**622.0**	**100.0**	**476.4**	**100.0**	30.6
Cost of Sales	(447.3)	(71.9)	(351.8)	(73.9)	27.1
Gross Profit	**174.6**	**28.1**	**124.6**	**26.1**	40.2
Operating Expenses	(124.5)	(20.0)	(87.4)	(18.3)	42.5
Commercial	(113.5)	(18.3)	(78.5)	(16.5)	44.5
Administrative	(11.0)	(1.8)	(8.8)	(1.9)	24.1
Income before Financial Results	**50.2**	**8.1**	**37.2**	**7.8**	34.9
Financial Expenses, Net	(23.0)	(3.7)	(24.4)	(5.1)	(5.8)
Financial Expenses	(41.7)	(6.7)	(99.6)	(20.9)	(58.1)
Financial Revenue	18.8	3.0	75.2	15.8	(75.0)
Other Operating Results	(0.1)	(0.0)	0.9	0.2	(115.8)
Income after Financial Expenses and Others	**27.0**	**4.3**	**13.7**	**2.9**	96.9
Nonoperating Expenses	(0.9)	(0.1)	(1.2)	(0.3)	(27.9)
Income Tax and Social Contribution	(6.6)	(1.1)	(3.7)	(0.8)	80.6
Management/Employees participation	(1.4)	(0.2)	-	-	-
Net Income	**18.1**	**2.9**	**8.9**	**1.9**	104.7
EBITDA	68.7	11.0	52.0	10.9	32.3

Social Balance

Human Resources	03.31.2002	03.31.2001	Ch. %
Administration	258	245	5.3
Commercial	2,523	2,266	11.3
Production	17,299	15,840	9.2
Agroindustrial Complex	3,195	1,612	98.2
Total	23,275	19,963	16.6
Productivity per Employee * (tons/year)	39.1	37.2	5.3
Net Sales per Employee/year (In thousands of Brazilian Reais)	106.9	95.5	12.0

(*) includes other processed products

Social Responsibility

- Education - High school to all employees and MBA to the executives.
- Health - Medical and Odontological Assistance and programs to prevent illness.
- Work Life Quality Program - Incentive to practice of sports, laboral gym and Perdigão Olympic Games.
- PROHAB - 800 houses built until 2003. The Company has already delivered 505 houses.
- Atende Project - Rio Verde (Goiás state) - Developed in a partnership with BNDES, where R$ 2.3 million will be invested in a health care, child assistance, safety and the environment.
- Pension Funds - 99.5% of participation.
- Additional benefit program for retired employees.
- Social Projects - Day-care centers, asylum, special schools and projects for social development and cultural sponsorship.
- Environmental Projects - enviromental preservation and conservation program, energy saving and rationalization.
- Several awards with "Prêmio Fritz Müller" of Environmental Pollution Control. The company received the Ecology award, in the last year, from Expressão Magazine.

Shareholders' Value

In millions of Brazilian Reais


800
700
600
500
400
300
200
100
0
714
686
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Mar-02
Market Value
Book Value

Shareholders' Payout

Half-yearly Distribution

In millions of Brazilian Reais


50.5
46%
31%
30%
30%
29%
27%
27%
28%
16.0
14.1
13.1
11.6
9.0
4.5
5.4
Shareholders' Payments
% of Income
1995
1996
1997
1998
1999
2000
2001
YTD. 2002

PRGA4	1Q 2002	1Q 2001	PDA	1Q 2002	1Q 2001
Traded Volume	3.2 million	1.7 million	Traded Volume	113,900	17,800
Performance	6.7	0.7	Performance	9.5	(9.2)
Bovespa Index	(2.4)	(5.4)	Dow Jones Index	3.8	(8.4)